02041007

PROCESSED
JUL 19 2002
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 11 2002
WASH. D.C. 155

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of MAY, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date May 29, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: 604.687.1828 • fax: 604.687.1858 • toll free: 800.901.0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

May 29, 2002 TSX Venture Exchange Symbol: IMR

NEWS RELEASE

IMA Acquires Gold Properties Near Barrick's New Alto Chicama Discovery, Peru

IMA Exploration Inc. (IMR:TSX-V) is pleased to announce that the Company has acquired gold projects totalling 8,000 hectares in northwestern Peru. These properties are located 5 km to the west of Barrick Gold Corporation's new Alto Chicama discovery (3.5 million ounces of gold), and cover favourable Tertiary age Calipuy Volcanic rocks similar to those hosting the Alto Chicama, and Barrick's Pierina mine (7.3 million ounces of gold, 23.9 million ounces of silver).

Over the last two years, IMA has been conducting a regional review of gold exploration opportunities in Peru. Recent advancements on IMA's Rio Tabaconas high grade gold project, and two new gold discoveries announced by Barrick Gold and AngloGold within the past six weeks, has highlighted to Management the potential for additional significant gold discoveries in Peru.

IMA continues to seek new exploration opportunities in order to add to its strategic land position in Argentina and Peru through its extensive contact base, which has attracted several major mining companies, including our joint venture partner in Argentina, Barrick Gold Corp.

ON BEHALF OF THE BOARD

"Dr. Gerald G. Carlson"

Dr. Gerald G. Carlson, Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

2002 Number 10